September 12, 2024

Xiaoqiu Zhang
Chief Executive Officer
Park Ha Biological Technology Co., Ltd.
901 & 901-2, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People   s Republic of China 214000

       Re: Park Ha Biological Technology Co., Ltd.
           Registration Statement on Form F-1
           Filed August 26, 2024
           File No. 333-281783
Dear Xiaoqiu Zhang:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter

Registration Statement on Form F-1 filed August 26, 2024
Prospectus Summary
Overview, page 2

1. We note your revised disclosure that the decrease in revenue for the six months ended
       April 30, 2024 as compared to April 30, 2023 was primarily due to the decrease in franchise fees. In your prospectus summary, please briefly describe the reason(s) for the decrease in franchise fees for the relevant period and disclose whether you expect this trend to continue in future financial periods.
Risk Factors Summary, page 10

2. We note your revised disclosure in response to prior comment 2 and reissue in part. Please
 September 12, 2024
Page 2

       revise your summary risk factors to include the heading of each cross-referenced risk factor in addition to the page number.
3. We note your revised disclosure that the PRC government may intervene or influence your Hong Kong subsidiary's operations "if [the Company] decides to operate in Hong
       Kong in the future." Please revise to clarify that mainland China could apply its regulations at any time and with no advance notice, regardless of the operating status of your Hong Kong subsidiary.
Risk Factors
We are subject to the risk of non-payments . . ., page 77

4. We note your disclosure here that "[i]f we were to experience any unexpected delay or difficulty in collections from our customers, our operating cash flows and financial condition would be adversely affected," and your revised disclosure on page 77 describing your allowance for expected credit losses and allowance for accounts receivables. Please revise your risk factor to disclose, if material, whether you have experienced any significant delays or difficulties in collection from your customers to date.
Tail Financing, page 150

5. We note your disclosure that the Underwriters are entitled to a cash fee equal to seven percent of the gross proceeds received by you from the sale of any equity, debt and/or equity derivative instruments to any investors actually introduced by the Underwriters to you under certain circumstances. Tell us and disclose here the extent to which these additional fees to the Underwriters impact your net proceeds from this offering, and revise your capitalization and dilution disclosures accordingly, if applicable. Index to Consolidated Financial Statements, page F-1

6. In accordance with SAB Topic 4:C (ASC 505-10-S99-4), please retroactively reflect the
       1-for-5 forward split in the historical annual financial statements and throughout the filing, including an explanation for the change. Refer to ASC 260-10-55-12 and ASC
       855-10-25-4 for additional guidance. Please also request your auditor to dual date their report for the forward split in accordance with AS 3110.05.
Note 19 - Subsequent Events, page F-48

7. As previously requested in comment 16 to our letter dated June 6, 2024, please disclose the specific date through which subsequent events have been evaluated in accordance with
       ASC 855-10-50-1(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 12, 2024
Page 3

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   William S. Rosenstadt